ARTICLES OF INCORPORATION
OF
BURKE & HERBERT FINANCIAL SERVICES CORP.
This is to certify that we do hereby associate ourselves to establish a corporation (the “Corporation”) under and by virtue of the Virginia Stock Corporation Act, Chapter 9, Title 13.1 of the Code of Virginia (the “Code”), and acts amendatory thereof, for the purposes, and under the corporate name, hereinafter mentioned, and to that end we do, by this certificate, set forth as follows:

I. NAME
The name of the Corporation shall be Burke & Herbert Financial Services Corp.

II. PRINCIPAL OFFICE
The principal office of this Corporation shall be 100 S. Fairfax St., Alexandria, Virginia, 22314 and Alexandria, Virginia is the post-office address thereof.

III. CAPITAL STOCK
The aggregate number of shares which the Corporation shall be authorized to issue is five hundred thousand (500,000) shares of common stock, par value $20.00 per share (“Common Stock”), and two million (2,000,000) shares of serial preferred stock, par value $1.00 per share (“Serial Preferred Stock”).
A. SERIAL PREFERRED STOCK
1.Issuance in Series. Authority is hereby vested in the Board of Directors to divide the Serial Preferred Stock into and cause the Serial Preferred Stock to be issued in series, to designate each series so as to distinguish the shares thereof from the shares of all other series or classes, to fix the number of shares of each series, and to fix and determine the variations in the relative rights and preferences of each series within the limitations hereinafter set forth in this paragraph. All shares of Serial Preferred Stock shall be identical except as to the following relative rights and preferences, which may be fixed and determined by the Board of Directors and as to which there may be variations between different series:
(a)the rate of dividend, if any, payable on shares of such series, the time of payment and the dates from which dividends shall be cumulative if such dividends shall be cumulative, and the extent of participation rights, if any, of the shares of such series;
(b)any right to vote with holders of shares of any other series or class and any right to vote as a class, either generally or as a condition to specified corporate action;
(c)the price at and the terms and conditions on which shares may be redeemed;
(d)the amount payable upon shares in the event of involuntary liquidation;
(e)the amount payable upon shares in the event of voluntary liquidation;

(f)any sinking fund provisions for the redemption or purchase of shares; and
(g)the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion.
2.Dividends. The holders of the Serial Preferred Stock of each series as to which the Board of Directors shall have specified a rate of dividend shall be entitled to receive, if and when declared payable by the Board of Directors, dividends at the dividend rate for such series, and not exceeding such rate except to the extent of any participation right. Such dividends shall be payable on such dates as shall be specified for such series. Dividends, if cumulative and in arrears, shall not bear interest.
No dividends shall be declared or paid upon or set apart for the Common Stock or for stock of any other class hereafter created ranking junior to the Serial Preferred Stock in respect to dividends or assets (hereinafter called “Junior Stock”), or for any shares of Serial Preferred Stock which are entitled to participate with the Common Stock, and no shares of Serial Preferred Stock, Common Stock or Junior Stock shall be purchased, redeemed or otherwise reacquired for a consideration, nor shall any funds be set aside for or paid to any sinking fund therefor, unless and until (i) full dividends on the outstanding Serial Preferred Stock at the dividend rate or rates therefor, together with the full additional amount required by any participation right, shall have been paid or declared and set apart for payment with respect to all past dividend periods, to the extent that the holders of the Serial Preferred Stock are entitled to dividends with respect to any past dividend period, and the current dividend period, and (ii) all mandatory sinking fund payments that shall have become due in respect of any series of the Serial Preferred Stock shall have been made. Unless full dividends with respect to all past dividend periods on the outstanding Serial Preferred Stock at the dividend rate or rates therefor, to the extent that holders of the Serial Preferred Stock are entitled to dividends with respect to any particular past dividend period, together with the full additional amount required by any participation right, shall have been paid or declared and set apart for payment and all mandatory sinking fund payments that shall have become due in respect of any series of the Serial Preferred Stock shall have been made, no distributions shall be made to the holders of the Serial Preferred Stock of any series unless distributions are made to the holders of the Serial Preferred Stock of all series then outstanding in proportion to the aggregate amounts of the deficiencies in payments due to the respective series, and all payments shall be applied first, to dividends accrued and in arrears, next, to any amount required by any participation right, and, finally, to mandatory sinking fund payments. The terms “current dividend period” and “past dividend period” mean, if two or more series of Serial Preferred Stock having different dividend periods are at the time outstanding, the current dividend period or any past dividend period, as the case may be, with respect to each such series.

3.    Preference on Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, the holders of the Serial Preferred Stock of each series shall be entitled to receive, for each share thereof, the fixed liquidation price for such series, plus, in case such liquidation, dissolution or winding up shall have been voluntary, the fixed liquidation premium for such series, if any, together in all cases with a sum equal to all dividends, if any, accrued or in arrears thereon and the full additional amount required by any participation right, before any distribution of the assets shall be made to holders of the Common Stock or Junior Stock; but the holders of the Serial Preferred Stock shall be entitled to no further participation in such distribution. If, upon any such liquidation, dissolution or winding up, the assets distributable among the holders of the Serial Preferred Stock shall be insufficient to permit the payment of the full preferential amounts aforesaid, then such assets shall be distributed among the holders of the Serial Preferred Stock then outstanding, ratably in proportion to the full preferential amounts to which they are respectively entitled. A merger of the Corporation into any other corporation, or merger of any other corporation into the Corporation, or consolidation of the Corporation with any other corporation or a sale or transfer of the property of the Corporation as or substantially as an entirety shall not be deemed to be a liquidation, dissolution or winding up of the Corporation.

B. COMMON STOCK
1.Dividends. Subject to the provisions of law and the rights of holders of shares at the time outstanding of all classes of stock having prior rights as to dividends, the holders of Common Stock at the time outstanding shall be entitled to receive such dividends at such times and in such amounts as the Board of Directors may deem advisable.
2.Liquidation. In the event of any liquidation, dissolution or winding up (whether voluntary or involuntary) of the Corporation, after payment or provision for the payment of all the liabilities and obligations of the Corporation and all preferential amounts to which the holders of shares at the time outstanding of all classes of stock having prior rights thereto shall be entitled, the remaining net assets of the Corporation shall be distributed ratably among the holders of the shares at the time outstanding of Common Stock.
3.Voting. Except to the extent to which the Board of Directors shall have specified voting power with respect to any other class of stock and except as otherwise provided by law, the exclusive voting power shall be vested in the Common Stock, the holder thereof being entitled to one vote for each share of Common Stock at all meetings of the shareholders of the Corporation.
IV. NO PREEMPTIVE RIGHTS
No holder of shares of the capital stock of the Corporation of any class shall have any preemptive or preferential right to subscribe to or purchase (i) any shares of capital stock of the Corporation, (ii) any securities convertible into such shares or (iii) any options, warrants or rights to purchase such shares or securities convertible into any such shares.

V. PURPOSES AND POWERS
The purposes and powers of this Corporation are:

1.To operate as a state bank within the meaning of Chapter 8, Title 6.2 of the Code, and any act amendatory thereof or in substitute thereof.
2.To do all things lawful, necessary, appropriate or incidental to the accomplishment of the purposes set forth above and to have and exercise all lawful powers conferred on corporations, andbe subject to all restrictions imposed on corporations, by the Virginia Stock Corporation Act, except as otherwise provided by Chapter 8, Title 6.2 of the Code.
3.To further transact any or all lawful business for which banking institutions may be incorporated under the laws of the Commonwealth of Virginia.
4.To have all rights, powers, and privileges granted and accorded to trust companies under and by virtue of the laws of the Commonwealth of Virginia and the provisions of Chapter 10, Title 6.2 of the Code, as amended, and, for the purpose of exercising and administering such trust powers, to establish a trust department separate from the commercial banking or savings department of the Corporation.

5.To have all rights, powers, and privileges necessary and convenient to enable the Corporation by its offices and/or its designated employees to offer, sell, and issue insurance to customers of the Corporation and to do all acts necessary and convenient incidental thereto and to do such things as may be required by the regulations and requirements of the Bureau of Insurance, State Corporation Commission, Commonwealth of Virginia.
6.he objects, powers and purposes specified in any clause or paragraph above shall be construed as objects and powers in furtherance and not in limitation of the general powers conferred upon corporations by the laws of the Commonwealth of Virginia, and it is hereby expressly provided that the foregoing enumeration of specific powers shall in no way limit or restrict any other power, object or purpose of the Corporation or in any manner affect any general powers of authority of the Corporation, subject to the laws of the Commonwealth of Virginia regarding banking institutions.
VI. PERIOD OF DURATION
The period of duration of this Corporation shall be unlimited.

VII. OFFICERS AND DIRECTORS
The number of directors shall be not less than five or more than fifteen. The number of directors may be increased or decreased from time to time by amendment to the by-laws. Directors of the Corporation may be removed by shareholders of the Corporation only for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

The Corporation shall have such officers with such titles and duties as shall be described in the bylaws or in a resolution of the board of directors that is in accordance with the bylaws.

VIII. INDEMNIFICATION AND ELIMINATION OF LIABILITY
1.Indemnification of Directors and Officers. Except as provided in Section 2 of this Article, the Corporation shall indemnify every individual made a party to a proceeding because he or she is or was a director or officer against liability incurred in the proceeding if: (i) he or she conducted himself or herself in good faith; and (ii) he or she believed, in the case of conduct in his or her official capacity with the Corporation, that his or her conduct was in its best interests and, in all other cases, that his or her conduct was at least not opposed to its best interests (or in the case of conduct with respect to an employee benefit plan, that his or her conduct was for a purpose he or she believed to be in the interests of the participants of and beneficiaries of the plan); and (iii) he or she had no reasonable cause to believe, in the case of any criminal proceeding, that his or her conduct was unlawful.
2.Indemnification Not Permitted. The Corporation shall not indemnify any individual against his or her willful misconduct or a knowing violation of the criminal law or against any liability incurred by him or her in any proceeding charging improper personal benefit to him or her, whether or not by or in the right of the Corporation or involving action in his or her official capacity, in which he or she was adjudged liable by a court of competent jurisdiction on the basis that personal benefit was improperly received by him or her.
3.Effect of Judgment or Conviction. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that an individual did not meet the standard of conduct set forth in Section 1 of this Article or that the conduct of such individual constituted willful misconduct or a knowing violation of the criminal law.
4.Determination and Authorization. Unless ordered by a court of competent jurisdiction, any indemnification under Section 1 of this Article shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the individual is permissible in the circumstances because: (i) he or she met the standard of conduct set forth in Section 1 of this Article and, with respect to a proceeding by or in the right of the Corporation in which such individual was adjudged liable to the Corporation, he or she is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances even though he or she was adjudged liable; and (ii) the conduct of such individual did not constitute willful misconduct or a knowing violation of the criminal law.
Such determination shall be made: (i) by the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding; or (ii) if such a quorum cannot be obtained, by a majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding; or (iii) by special legal counsel selected by the board of directors or its committee in the manner heretofore provided or, if such a quorum of the board of directors cannot be obtained and such a committee cannot be designated, selected by a majority vote of the board of directors (in which selection directors who are parties may participate); or (iv) by the shareholders, but shares owned by or voted under the control of individuals who are at the time parties to the proceeding may not be voted on the determination. Authorization of indemnification, evaluation as to reasonableness of expenses and determination and authorization of advancements for expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those selecting such counsel.

5.Advance for Expenses. The Corporation may pay for or reimburse the reasonable expenses incurred by any individual who is a party to a proceeding in advance of final disposition of the proceeding if: (i) he or she furnished the Corporation a written statement of his or her good faith belief that he or she has met the standard of conduct described in Section 1 of this Article and a written undertaking, executed personally or on his or her behalf, to repay the advance if it is ultimately determined that indemnification of such individual in the specific case is not permissible; and (ii) a determination is made that the facts then known to those making the determination would not preclude indemnification under this Article. An undertaking furnished to the Corporation in accordance with the provisions of this Section shall be an unlimited general obligation of the individual furnishing the same but need not be secured and may be accepted by the Corporation without reference to financial ability to make repayment.
6.Indemnification of Employees and Agents. The Corporation may, but shall not be required to, indemnify and advance expenses to employees and agents of the Corporation to the same extent as provided in this Article with respect to directors and officers.
7.Elimination of Liability of Directors and Officers. Except as provided in Section 8 of this Article, in any proceeding brought by or in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, a director or officer of the Corporation shall not be liable in any monetary amount for damages arising out of or resulting from a single transaction, occurrence or course of conduct.

8.Liability of Directors and Officers Not Eliminated. The liability of a director or officer shall not be eliminated in accordance with the provisions of Section 7 of this Article if the director or officer engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including without limitation, any claim of unlawful insider trading or manipulation of the market for any security.
9.Definitions. In this Article:
(a)“Director” and “officer” mean an individual who is or was a director or officer of the Corporation, as the case may be, or who, while a director or officer of the Corporation is or was serving at the Corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. A director or officer shall be considered to be serving an employee benefit plan at the Corporation's request if his or her duties to the Corporation also impose duties on, or otherwise involve services by, him or her to the plan or to participants in or beneficiaries of the plan.
(b)“Individual” includes, unless the context requires otherwise, the estate, heirs, executors, personal representatives and administrators of an individual.
(c)“Corporation” means Burke & Herbert Bank & Trust Company and any domestic or foreign predecessor entity thereof in a merger or other transaction in which the predecessor's existence ceased upon the consummation of the transaction.
(d)“Expenses” includes but is not limited to counsel fees.
(e)“Liability” means the obligation to pay a judgment, settlement, penalty, fine, including any excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding.
(f)“Official capacity” means: (i) when used with respect to a director, the office of director in the Corporation; (ii) when used with respect to an officer, the office in the Corporation held by him or her; or (iii) when used with respect to an employee or agent, the employment or agency relationship undertaken by him or her on behalf of the Corporation. “Official capacity” does not include service for any foreign or domestic corporation or other partnership, joint venture, trust, employee benefit plan or other enterprise.
(g)“Party” includes an individual who was, is or is threatened to be made a named defendant or respondent in a proceeding.
(h)“Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.
10.Provisions Not Exclusive. As authorized by the Virginia Stock Corporation Act, the provisions of this Article are in addition to and not in limitation of the specific powers of a corporation to indemnify directors and officers set forth therein. If any provision of this Article shall be adjudicated invalid or unenforceable by a court of competent jurisdiction, such adjudication shall not be deemed to invalidate or otherwise affect any other provision hereof or any power of indemnity which the Corporation may have under the Virginia Stock Corporation Act or other laws of the Commonwealth of Virginia.

IX. SHAREHOLDER APPROVAL OF CERTAIN TRANSACTIONS
An amendment of the Corporation’s Articles of Incorporation, a plan of merger or share exchange, a transaction involving the sale of all or substantially all the Corporation’s assets other than in the regular course of business and a plan of dissolution shall be approved by the vote of a majority of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present, provided that the transaction has been approved and recommended by at least two-thirds of the Directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction shall be approved by the vote of eighty percent (80%) or more of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

X. REGISTERED OFFICE AND AGENT
The initial registered office of the Corporation is 100 S. Fairfax St., Alexandria, Virginia 22314, in the City of Alexandria, Virginia, and the initial registered agent is David P. Boyle, who is a resident of Virginia and the initial director of the Corporation, and whose business address is the same as the address of the Corporation’s initial registered office.

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IN WITNESS WHEREOF, the undersigned Incorporator has executed these Articles of Incorporation as of the date set forth below.
DATE: September 13, 2022    /s/ Gregory F. Parisi, Esq.
Gregory F. Parisi, Esq.
Incorporator
[Signature page to Articles of Incorporation of Burke & Herbert Financial Services Corp.]

ARTICLES OF AMENDMENT TO
THE ARTICLES OF INCORPORATION OF
BURKE & HERBERT FINANCIAL SERVICES CORP.
The undersigned, on behalf of the corporation set forth below, pursuant to Article 11 of the Virginia Stock Corporation Act (the “Act”), states as follows:
1.The name of the Corporation is Burke & Herbert Financial Services Corp.
2.The introductory paragraph to Article III of the Corporation’s Articles of Incorporation is hereby amended in its entirety to read as follows, in connection with a forty (40)-for-one (1) stock split and par value change with respect to the Common Stock of the Corporation, which stock split and par value change were approved by the Corporation’s Board of Directors on October 27, 2022:
The aggregate number of shares which the Corporation shall be authorized to issue is twenty million (20,000,000) shares of common stock, par value $0.50 per share (“Common Stock”), and two million (2,000,000) shares of serial preferred stock, par value $1.00 per share (“Serial Preferred Stock”).
3.The Directors of the Corporation, at a meeting duly held on October 27, 2022, at which a quorum was present and acting throughout, found said amendment to be in the best interests of the Corporation. Pursuant to Section 13.1-706 of the Code of Virginia, 1950, as amended, the Directors adopted the amendment without shareholder action. The Corporation does not have any shares of Preferred Stock outstanding, therefore, only one class is outstanding.
[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused these Articles of Amendment to be executed as of this 27th day of October, 2022.
/s/ David P. Boyle
David P. Boyle
President and Chief Executive Officer
[Signature page to Articles of Amendment of Burke & Herbert Financial Services Corp.]

ARTICLES OF AMENDMENT TO
THE ARTICLES OF INCORPORATION OF
BURKE & HERBERT FINANCIAL SERVICES CORP.
The undersigned, on behalf of the corporation set forth below, pursuant to Article 11 of the Virginia Stock Corporation Act (the “Act”), states as follows:
1.The name of the Corporation is Burke & Herbert Financial Services Corp.
2.Article III of the Corporation’s Articles of Incorporation is hereby amended to add a new Section 4 to Part A, Serial Preferred Stock, of Article III, to establish a new series of preferred stock, par value $1.00, of this Corporation, designated as the Corporation’s 6.0% Fixed-Rate Non-Cumulative Perpetual Preferred Stock Series 2021 having the number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof as are set forth in Exhibit A to these Articles of Amendment attached hereto and made a part hereof as if set forth in full herein.
3.The Directors of the Corporation, at a meeting duly held on April 25, 2024, at which a quorum was present and acting throughout, found said amendment to be in the best interests of the Corporation. Pursuant to the authority granted to the Board of Directors under Section 13.1-639 of the Code of Virginia, 1950, as amended, and Article III, Part A, Section 1 of the Corporation’s Articles of Incorporation, the Directors adopted the amendment without shareholder action.
4.This amendment shall become effective as of 12:01 a.m. Eastern Time on May 3, 2024.
[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused these Articles of Amendment to be executed as of this 1st day of May, 2024.
/s/ David P. Boyle
David P. Boyle
President and Chief Executive Officer
[Signature page to Articles of Amendment of Burke & Herbert Financial Services Corp.]

EXHIBIT A
6.0% FIXED-RATE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES 2021
OF
BURKE AND HERBERT FINANCIAL SERVICES CORP.
Article III, Part A, of the Articles of Incorporation of the Corporation is hereby amended by adding the following new Section 4, which sets forth the terms of the Corporation’s 6.0% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series 2021, to immediately precede Article III, Part B, Common Stock.
4. 6.0% FIXED-RATE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES 2021
(a)Designation. There is hereby established a new series of preferred stock created by this Article III, Part A, Section 4, which shall be designated as the 6.0% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series 2021 (hereinafter called “Series 2021 Preferred Stock”). Each share of Series 2021 Preferred Stock shall be identical in all respects to every other share of Series 2021 Preferred Stock, will rank equally with Series 2021 Parity Securities (as defined below), if any, and will rank senior to Series 2021 Junior Securities (as defined below), if any, with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary dissolution, winding-up and liquidation of the Corporation.
(b)Number of Shares. The authorized number of shares of Series 2021 Preferred Stock shall be 1,500, par value $1.00 per share, with a liquidation preference of $10,000 per share. Such number may from time to time be increased (but not in excess of the total number of authorized shares of capital stock of the Corporation) or decreased (but not below the number of shares of Series 2021 Preferred Stock then outstanding) by the Board of Directors. Shares of Series 2021 Preferred Stock that are purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of the Corporation’s preferred stock undesignated as to series. The Corporation shall not have the authority to issue fractional shares of Series 2021 Preferred Stock.
(c)Definitions. As used herein with respect to Series 2021 Preferred Stock:
“5-year Anniversary Date” means April 15, 2026.
“Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.
“Articles of Amendment” means the articles of amendment to the Corporation’s Articles of Incorporation filed by the Corporation with the State Corporation Commission of the Commonwealth of Virginia on May 2, 2024, establishing the Series 2021 Preferred Stock.
“Articles of Incorporation” means the Articles of Incorporation, as amended, of the Corporation, as it may be amended or restated from time to time.
“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in Alexandria, Virginia.

“Bylaws” means the Bylaws of the Corporation, as they may be amended or restated from time to time.
“Calculation Agent” means such bank or other entity (which may be the Corporation or an affiliate of the Corporation) as may be appointed by the Corporation to act as Calculation Agent for the Series 2021 Preferred Stock, including any successor calculation agent duly appointed by the Corporation.
“Common Stock” means the common stock, par value $0.50 per share, of the Corporation.
“Corporation” means Burke & Herbert Financial Services Corp.
“Preferred Stock” means any and all series of preferred stock, having $1.00 par value, of the Corporation, including the Series 2021 Preferred Stock.
“Voting Preferred Stock” means, with regard to any other matter as to which the holders of Series 2021 Preferred Stock are entitled to vote as specified in Section 4(h) of this Article and any and all other series of Preferred Stock (other than Series 2021 Preferred Stock) that rank equally with Series 2021 Preferred Stock as to the payment of dividends and upon which like voting rights have been conferred and are exercisable with respect to such matter.
(d)Ranking. The shares of Series 2021 Preferred Stock shall rank:
(i)senior, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, to the Common Stock and to any other class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, does not expressly provide that such class or series ranks pari passu with the Series 2021 Preferred Stock or senior to the Series 2021 Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be (collectively, “Series 2021 Junior Securities”);
(ii)on a parity, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, with any class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks pari passu with the Series 2021 Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be (collectively, “Series 2021 Parity Securities”); and
(iii)junior, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, to any other class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks senior to the Series 2021 Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be.
The Corporation may authorize and issue additional shares of Series 2021 Junior Securities and Series 2021 Parity Securities from time to time without the consent of the holders of the Series 2021 Preferred Stock.
(e)Dividends.

(i)Holders of Series 2021 Preferred Stock shall be entitled to receive, only when, as, and if declared by the Board or a duly authorized committee of the Board, on each Series 2021 Dividend Payment Date (as defined below), out of assets legally available for the payment of dividends thereof, non-cumulative cash dividends based on the liquidation preference of the Series 2021 Preferred Stock of $10,000 per share, and no more, from the date of issuance at a rate equal to 6.0% per annum payable quarterly in arrears.
(ii)If declared by the Board or a duly authorized committee of the Board, dividends will be payable on the Series 2021 Preferred Stock quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2021, each such day a “Series 2021 Dividend Payment Date”; provided, however, that, if any such Series 2021 Dividend Payment Date is not a Business Day, then such date shall nevertheless be a Series 2021 Dividend Payment Date but dividends on the Series 2021 Preferred Stock shall be paid on the next succeeding Business Day (without interest or any other adjustment to the amount of dividends paid in respect of such delayed payment).
(iii)Dividends will be payable to holders of record of Series 2021 Preferred Stock as they appear on the Corporation’s stock register on the applicable record date, which shall be the 15th calendar day before the applicable Series 2021 Dividend Payment Date, or such other record date, not less than 10 calendar days nor more than 30 calendar days before the applicable Series 2021 Dividend Payment Date, as such record date (the “Dividend Record Date”) shall be fixed by the Board or a duly authorized committee of the Board. Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.
(iv)A “Series 2021 Dividend Period” is the period from and including a Series 2021 Dividend Payment Date to, but excluding, the next succeeding Series 2021 Dividend Payment Date, except that the initial Series 2021 Dividend Period will commence on and include the original issue date of Series 2021 Preferred Stock and continue to but exclude June 15, 2021. Dividends payable on Series 2021 Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from the calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series 2021 Preferred Stock will cease to accrue on the redemption date, if any, with respect to the Series 2021 Preferred Stock redeemed, unless the Corporation defaults in the payment of the redemption price of the Series 2021 Preferred Stock called for redemption.
(v)Dividends on the Series 2021 Preferred Stock will not be cumulative and will not be mandatory. If the Board or a duly authorized committee of the Board does not declare a dividend, in full or otherwise, on the Series 2021 Preferred Stock in respect of a Series 2021 Dividend Period, then such unpaid dividends shall cease to accrue and shall not be payable on the applicable Series 2021 Dividend Payment Date or be cumulative, and the Corporation will have no obligation to pay (and the holders of the Series 2021 Preferred Stock will have no right to receive) dividends accrued for such Series 2021 Dividend Period after the Series 2021 Dividend Payment Date for such Series 2021 Dividend Period, whether or not the Board or a duly authorized committee of the Board declares a dividend for any future Series 2021 Dividend Period with respect to the Series 2021 Preferred Stock, the Common Stock, or any other class or series of the Corporation’s Preferred Stock. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not declared.
(vi)Notwithstanding any other provision hereof, dividends on the Series 2021 Preferred Stock shall not be declared, paid, or set aside for payment to the extent such act would cause the Corporation to fail to comply with the laws and regulations applicable to it, including applicable capital adequacy rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) or, as and if applicable, the capital adequacy rules or regulations of any Appropriate Federal Banking Agency.
(vii)So long as any share of Series 2021 Preferred Stock remains outstanding:
(1)no dividend shall be declared or paid or set aside for payment, and no distribution shall be declared or made or set aside for payment, on any Series 2021 Junior Securities, other than (i) a dividend payable on Series 2021 Junior Securities in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid, or ranks equal or junior to that stock, or is other Series 2021 Junior Securities, or (ii) any dividend in connection with the implementation of a shareholders’ rights plan, or the issuance of rights, stock, or other property under any such plan, or the redemption or repurchase of any rights under any such plan;
(2)no shares of Series 2021 Junior Securities shall be repurchased, redeemed, or otherwise acquired for consideration by the Corporation, directly or indirectly, other than (i) as a result of a reclassification of Series 2021 Junior Securities for or into other Series 2021 Junior Securities, (ii) the exchange or conversion of one share of Series 2021 Junior Securities for or into another share of Series 2021 Junior Securities, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of Series 2021 Junior Securities, (iv) purchases, redemptions, or other acquisitions of shares of Series 2021 Junior Securities in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants, (v) purchases of shares of Series 2021 Junior Securities pursuant to a contractually binding requirement to buy Series 2021 Junior Securities existing prior to the most recently completed Series 2021 Dividend Period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of Series 2021 Junior Securities pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged or (vii) the acquisition by the Corporation or any of the Corporation’s subsidiaries of record ownership in Series 2021 Junior Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by the Corporation or any of the Corporation’s subsidiaries), including as trustees or custodians; nor shall any monies be paid to or made available for a sinking fund for the redemption of any such Series 2021 Junior Securities by the Corporation; and
(3)no shares of Series 2021 Parity Securities shall be repurchased, redeemed, or otherwise acquired for consideration by the Corporation, directly or indirectly, other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series 2021 Preferred Stock and such Series 2021 Parity Securities, if any, (ii) as a result of a reclassification of Series 2021 Parity Securities for or into other Series 2021 Parity Securities, (iii) the exchange or conversion of one share of Series 2021 Parity Securities or Series 2021 Junior Securities for or into another share of Series 2021 Parity Securities, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of Series 2021 Parity Securities, (v) purchases of shares of Series 2021 Parity Securities pursuant to a contractually binding requirement to buy Series 2021 Parity Securities existing prior to the most recently completed Series 2021 Dividend Period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of Series 2021 Parity Securities pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged or (vii) the acquisition by the Corporation or any of the Corporation’s subsidiaries of record ownership in Series 2021 Parity Securities for the beneficial ownership of any other persons (other than for the beneficial ownership by the Corporation or any of the Corporation’s subsidiaries), including as trustees or custodians; nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation; unless, in each case, the full dividends for the most recently completed Series 2021 Dividend Period on all outstanding shares of Series 2021 Preferred Stock have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside). Nothing in Sections 4(e)(vii)(2) or 4(e)(vii)(3) of this Article shall restrict the ability of the Corporation or any affiliate of the Corporation to engage in any market-making transactions or purchases in connection with the distribution of securities in the ordinary course of business.
(4)When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) on any Series 2021 Dividend Payment Date (or, in the case of Series 2021 Parity Securities having dividend payment dates different from the Series 2021 Dividend Payment Dates, on a dividend payment date falling within a Series 2021 Dividend Period) in full upon the Series 2021 Preferred Stock and any shares of Series 2021 Parity Securities, all dividends declared on the Series 2021 Preferred Stock and all such Series 2021 Parity Securities and payable on such Series 2021 Dividend Payment Date (or, in the case of Series 2021 Parity Securities having dividend payment dates different from the Series 2021 Dividend Payment Dates, on a dividend payment date falling within the Series 2021 Dividend Period related to such Series 2021 Dividend Payment Date) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per share on the Series 2021 Preferred Stock and all Series 2021 Parity Securities payable on such Series 2021 Dividend Payment Date (or, in the case of Series 2021 Parity Securities having dividend payment dates different from the Series 2021 Dividend Payment Dates, on a dividend payment date falling within the Series 2021 Dividend Period related to such Series 2021 Dividend Payment Date) bear to each other.
(5)Subject to the foregoing, and not otherwise, dividends (payable in cash, securities, or otherwise), as may be determined by the Board or a duly authorized committee of the Board, may be declared and paid on the Common Stock and any other class or series of capital stock ranking equally with or junior to Series 2021 Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Series 2021 Preferred Stock shall not be entitled to participate in any such dividend.
(f)Liquidation.
(i)Upon any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, holders of Series 2021 Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to shareholders, after satisfaction of liabilities and obligations to creditors, if any, and subject to the rights of holders of any securities then outstanding ranking senior to or on parity with Series 2021 Preferred Stock with respect to distributions of assets upon the liquidation, dissolution or winding-up of the Corporation, before any distribution or payment out of the assets of the Corporation is made to holders of Common Stock or any Series 2021 Junior Securities, a liquidating distribution in the amount of the liquidation preference of $10,000 per share plus the per share amount of any declared and unpaid dividends on the Series 2021 Preferred Stock prior to the payment of the liquidating distribution, without accumulation of any dividends that have not been declared prior to the payment of the liquidating distribution. After payment of the full amount of such liquidating distribution, the holders of the Series 2021 Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.
(ii)In any such liquidating distribution, if the assets of the Corporation are not sufficient to pay the liquidation preferences (as defined below) in full to all holders of Series 2021 Preferred Stock and all holders of any Series 2021 Parity Securities, the amounts paid to the holders of

Series 2021 Preferred Stock and to the holders of all Series 2021 Parity Securities will be paid pro rata in accordance with the respective aggregate liquidation preferences owed to those holders. In any such distribution, the “liquidation preference” of any holder of Series 2021 Preferred Stock or any Series 2021 Parity Securities means the amount otherwise payable to such holder in such distribution (assuming no limitation on the Corporation’s assets available for such distribution), including any declared but unpaid dividends (and, in the case of any holder of stock other than the Series 2021 Preferred Stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable).
(iii)If the liquidation preference has been paid in full to all holders of Series 2021 Preferred Stock and any Series 2021 Parity Securities, the holders of the Corporation’s Series 2021 Junior Securities shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.
(iv)For purposes of this Section 4(f), neither the sale, conveyance, exchange, or transfer of all or substantially all of the assets or business of the Corporation for cash, securities, or other property, nor the merger or consolidation of the Corporation with any other entity, including a merger or consolidation in which the holders of Series 2021 Preferred Stock receive cash, securities, or property for their shares, shall constitute a liquidation, dissolution, or winding-up of the Corporation.
(g)Redemption.
(i)The Series 2021 Preferred Stock is perpetual and has no maturity date. The Series 2021 Preferred Stock is not subject to any mandatory redemption, sinking fund, or other similar provision. The Series 2021 Preferred Stock is not redeemable prior to the 5-year Anniversary Date. On and after the 5-year Anniversary Date, shares of the Series 2021 Preferred Stock then outstanding will be redeemable at the option of the Corporation, in whole or in part, from time to time, on any Series 2021 Dividend Payment Date, at a redemption price equal to $10,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to, but excluding, the date of redemption.
Holders of the Series 2021 Preferred Stock will have no right to require the redemption or repurchase of Series 2021 Preferred Stock. Notwithstanding the foregoing, within 90 days following the occurrence of a Regulatory Capital Treatment Event (as defined below), the Corporation, at its option, may redeem, at any time, all (but not less than all) of the shares of the Series 2021 Preferred Stock at the time outstanding, at a redemption price equal to $10,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, upon notice given as provided in Subsection (g)(ii) below. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the record date for a Series 2021 Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Series 2021 Dividend Payment Date as provided in Section 4(e)(iii) above. In all cases, the Corporation may not redeem shares of the Series 2021 Preferred Stock without having received the prior approval of the Federal Reserve or any Appropriate Federal Banking Agency if then required under capital rules or guidelines applicable to the Corporation.
A “Regulatory Capital Treatment Event” means the good faith determination by the Corporation that, as a result of (i) any amendment to, clarification of, or change in, the laws, rules, or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other appropriate federal bank regulatory agencies) or any political subdivision of or in the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) that is enacted or becomes effective after the initial issuance of any share of the Series 2021 Preferred Stock; (ii) any proposed change in those laws, rules, or regulations that is announced or becomes effective after the initial issuance of any share of the Series 2021 Preferred Stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules, or regulations or policies with respect thereto that is announced or becomes effective after the initial issuance of any share of the Series 2021 Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of $10,000 per share of the Series 2021 Preferred Stock then outstanding as “tier 1 capital” (or its equivalent) for purposes of the capital adequacy guidelines, rules or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy rules, guidelines or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for so long as any share of the Series 2021 Preferred Stock is outstanding.
(ii)If shares of Series 2021 Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of Series 2021 Preferred Stock to be redeemed by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the Corporation’s stock register not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the shares of Series 2021 Preferred Stock or the depositary shares representing Series 2021 Preferred Stock, if any, are held in book-entry form through The Depository Trust Company (“DTC”), the Corporation may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth (i) the redemption date; (ii) the number of shares of Series 2021 Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on the redemption date. If notice of redemption of any shares of Series 2021 Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by the Corporation for the benefit of the holders of any shares of Series 2021 Preferred Stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of Series 2021 Preferred Stock; such shares of Series 2021 Preferred Stock shall no longer be deemed outstanding; and all rights of the holders of such shares will terminate, except the right to receive the redemption price described in Subsection (g)(i) above, without interest.
(iii)In case of any redemption of only part of the shares of Series 2021 Preferred Stock at the time outstanding, the shares to be redeemed shall be selected (1) pro rata from the holders of record of the Series 2021 Preferred Stock in proportion to the number of shares of the Series 2021 Preferred Stock held by such holders, (2) by lot, or (3) in such other manner as the Corporation may determine to be equitable and permitted by DTC.
Subject to the provisions hereof, the Board (or a duly authorized committee of the Board) shall have full power and authority to prescribe the terms and conditions on which shares of the Series 2021 Preferred Stock shall be redeemed from time to time. If the Corporation shall have issued certificates for the Series 2021 Preferred Stock and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.
(h)Voting Rights.

(i)Except as provided below or as expressly required by law, the holders of shares of Series 2021 Preferred Stock shall have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock of the Corporation, and shall not be entitled to call a meeting of the holders of any series or class of shares of capital stock of the Corporation for any purpose, nor shall they be entitled to participate in any meeting of the holders of the Common Stock. Each holder of Series 2021 Preferred Stock shall have one vote per share on any matter on which holders of Series 2021 Preferred Stock are entitled to vote.
(ii)So long as any shares of Series 2021 Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by the Articles of Incorporation, the vote or consent of the holders of at least two-thirds of all of the shares of Series 2021 Preferred Stock and Voting Preferred Stock at the time outstanding and entitled to vote thereon, voting together as a single class, shall be necessary for effecting or validating:
(1)Any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series of capital stock of the Corporation ranking senior to the Series 2021 Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation;
(2)Any amendment, alteration or repeal of any provision of the Articles of Incorporation so as to materially and adversely affect the special rights, preferences, privileges or voting powers of the Series 2021 Preferred Stock, taken as a whole; provided, however, that any amendment to authorize, create, or issue, or increase the authorized amount of, any Series 2021 Junior Securities or any Series 2021 Parity Securities, or any securities convertible into or exchangeable for Series 2021 Junior Securities or Series 2021 Parity Securities will not be deemed to materially and adversely affect the powers, preferences, privileges, or rights of Series 2021 Preferred Stock; or
(3)Any consummation of a binding share exchange or reclassification involving the Series 2021 Preferred Stock, or of a merger or consolidation of the Corporation with another corporation or other entity, unless in each case (1) the shares of Series 2021 Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (2) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series 2021 Preferred Stock immediately prior to such consummation, taken as a whole;provided, however, that for all purposes of this Subsection (h)(ii), any increase in the amount of the authorized or issued Series 2021 Preferred Stock or authorized Preferred Stock, or the creation and issuance, or an increase in the authorized or issued amount, of any Series 2021 Parity Securities or Series 2021 Junior Securities (whether dividends payable on such securities, if any, are cumulative or non-cumulative) will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series 2021 Preferred Stock.
If any amendment, alteration, repeal, share exchange, reclassification, merger or consolidation specified in this Subsection (h)(ii) would adversely affect the Series 2021 Preferred Stock and one or more but not all other series of Preferred Stock, then only the Series 2021 Preferred Stock and such series of Preferred

Stock as are adversely affected by and entitled to vote on the matter shall vote on the matter together as a single class (in lieu of all other series of Preferred Stock).
(iii)Without the consent of the holders of the Series 2021 Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series 2021 Preferred Stock, the Corporation may amend, alter, supplement or repeal any terms of the Series 2021 Preferred Stock:
(1)(i) to cure any ambiguity, or to cure, correct or supplement any provision contained in these Articles of Amendment that may be defective or inconsistent; or
(2)(ii) to make any provision with respect to matters or questions arising with respect to the Series 2021 Preferred Stock that is not inconsistent with the provisions of the Articles of Incorporation (including this Section 4).
(iv)No vote or consent of the holders of Series 2021 Preferred Stock shall be required pursuant to Subsections (h)(i), (ii) or (iii) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of Series 2021 Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been set aside for such redemption, in each case pursuant to Section 4(g) above.
(v)The rules and procedures for calling and conducting any meeting of the holders of Series 2021 Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board (or any duly authorized committee of the Board), in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Articles of Incorporation, the Bylaws and applicable law. Whether the vote or consent of the holders of a plurality, majority or other portion of the shares of Series 2021 Preferred Stock, Series 2021 Parity Securities and/or Voting Preferred Stock has been cast or given on any matter on which the holders of shares of Series 2021 Preferred Stock are entitled to vote shall be determined by the Corporation by reference to the specified liquidation amounts of the shares voted or covered by the consent.
(i)Conversion Rights. The holders of shares of Series 2021 Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of securities of the Corporation.
(j)Preemptive Rights. The holders of shares of Series 2021 Preferred Stock will have no preemptive rights with respect to any shares of the Corporation’s capital stock or any of its other securities convertible into or carrying rights or options to purchase or otherwise acquire any such capital stock or any interest therein, regardless of how any such securities may be designated, issued, or granted.
(k)Certificates. The Corporation may at its option issue shares of Series 2021 Preferred Stock without certificates.
(l)Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for the Series 2021 Preferred Stock may deem and treat the record holder of any share of Series 2021 Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

(m)Notices. All notices or communications in respect of Series 2021 Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted herein, in the Articles of Incorporation or Bylaws or by applicable law.
(n)Rank. For the avoidance of doubt, the Board (or any duly authorized committee of the Board) may, without the vote of the holders of Series 2021 Preferred Stock, authorize and issue shares of Series 2021 Junior Securities or Series 2021 Parity Securities.
(o)No Other Rights. The shares of Series 2021 Preferred Stock shall not have any rights, preferences, privileges, or voting powers or relative, participating, optional, or other special rights, or qualifications, limitations, or restrictions thereof, other than as set forth herein or in the Articles of Incorporation, or as provided by applicable law.

ARTICLES OF AMENDMENT TO
THE ARTICLES OF INCORPORATION OF
BURKE & HERBERT FINANCIAL SERVICES CORP.
The undersigned, on behalf of the corporation set forth below, pursuant to Article 11 of the Virginia Stock Corporation Act (the “Act”), states as follows:
1.The name of the corporation is Burke & Herbert Financial Services Corp.
2.The introductory paragraph to Article III of the corporation’s Articles of Incorporation is hereby amended in its entirety to read as follows, in connection with an increase in the number of authorized Common Stock of the corporation from twenty million (20,000,000) to forty million (40,000,000) authorized shares, which increase was approved by the corporation’s Board of Directors on March 28, 2024:
The aggregate number of shares which the Corporation shall be authorized to issue is forty million (40,000,000) shares of common stock, par value $0.50 per share (“Common Stock”), and two million (2,000,000) shares of serial preferred stock, par value $1.00 per share (“Serial Preferred Stock”).
3.The Directors of the corporation, at a meeting duly held on March 28, 2024 at which a quorum was present and acting throughout, found said amendment to be in the best interests of the corporation. Pursuant to the authority granted to the Board of Directors under Section 13.1-707 of the Act, the Board of Directors adopted the foregoing amendment and directed that such amendment be put to the shareholders for their approval.
4.Pursuant to Article IX of the corporation’s Articles of Incorporation, a vote of a majority of all the votes entitled be cast by the Shareholders approved the foregoing amendments at the Burke & Herbert Financial Services Corp. annual meeting of shareholders on July 15, 2024.
(a)The number of shares outstanding as of the close of business on May 7, 2024, the record date for the annual meeting, the number of votes entitled to be cast on the proposed amendment, and the number of votes cast for and against the amendment were as follows:

Designation: Common Stock
Number of shares outstanding:	14,847,927
Number of votes cast:	10,974,794
Number of votes for:	9,948,922
Number of votes against:	1,025,871
[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused these Articles of Amendment to be executed as of this 15th day of July, 2024.
/s/ David P. Boyle
David P. Boyle
President and Chief Executive Officer
[Signature page to Articles of Amendment of Burke & Herbert Financial Services Corp.]